Exhibit 99.1

AMARIN REPORTS SECOND QUARTER 2007 FINANCIAL RESULTS

 Provides Miraxion and Pipeline Update

Conference Call at 8.30 a.m. Eastern Time Today, August 1, 2007

LONDON, United Kingdom, August 1, 2007 – Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today reported:

•	financial results for the second quarter ended June 30, 2007
•	an update on its phase III trials in Huntington’s disease with Miraxion and
•	progress with its development pipeline.

For the second quarter of 2007, Amarin reported a net loss of $15.6 million, or $0.17 per share, compared with a net loss of $6.1 million, or $0.08 per share, in the second quarter of 2006.  For the six months ended June 30, 2007, Amarin reported a net loss of $24.4 million or $0.27 per share, compared with a net loss of $15.1 million or $0.19 per share for the six months ended June 30, 2006.  The increased losses in the periods were primarily due to the previously announced write off of the Miraxion intangible asset of $8.8 million (described further below).

Rick Stewart, chief executive officer of Amarin, commented on Amarin’s phase III program in Huntington’s disease with Miraxion, “The six-month results previously announced from our two phase III trials in Huntington’s disease triggered significant data analysis and evaluation which is ongoing and targeted for completion in the fourth quarter.  Preliminary analysis of the 12-month data suggests that there may be a benefit for Huntington’s disease patients from a longer treatment period with Miraxion, particularly the specific genetic patient group that was targeted in these trials.  This is similar to the encouraging findings from the long term open label study from our earlier trial with Miraxion.  However, the viability of our Huntington’s disease program remains uncertain until we have completed the full analysis and evaluation of the complex set of trial data.”

Mr. Stewart continued, “I am pleased to report that we have made substantial progress with the rest of our development pipeline.  We are currently developing a cardiovascular strategy to capitalize on the known clinical benefits of EPA in this area.  EPA-based prescription drugs, like Miraxion, are already approved in the U.S. and Japan for the treatment of cardiovascular disease.  We plan to disclose further information on our cardiovascular strategy later this year.  In addition, our other four key development programs in Parkinson’s disease, epilepsy seizures, memory and cognition have all made significant progress and are planned to reach important development milestones in the next six months.”

PIPELINE UPDATE

Huntington’s disease (“HD”)

Amarin continues to analyze and evaluate the substantial amount of data generated from its two Phase III clinical trials of Miraxion in HD.  On April 24, 2007, Amarin announced top-

line results from both studies at six months that showed no statistically significant difference in efficacy between Miraxion and placebo.  The primary endpoint of the trials was a change in the Total Motor Score 4 (TMS-4) component of the Unified Huntington’s Disease Rating Scale at six months.

The U.S. trial was prospectively designed as a 12-month study, with a six-month, double-blind, placebo-controlled treatment period followed by a further six-month, open label extension period where all patients received Miraxion.  In total, 190 patients had completed their 12-month assessments by the time the six-month results were announced and the trial halted.  The E.U. trial commenced later than the U.S. trial and a meaningful number of patients had not received 12 months of treatment when the trial was halted.

In excess of 600,000 data points were generated during the trials which require analysis, correlation and evaluation. Amarin is carrying out this analysis, which is incomplete, with the aid of the Huntington’s Study Group (“HSG”) and the European HD network (“Euro HD”).

Preliminary indications suggest that patients who were treated with Miraxion for 12 months on average showed no deterioration of the primary endpoint (TMS-4) in the overall patient group. In addition, a genetic sub-group of patients – those with a CAG repeat length of less than 45 – on average displayed an improvement in TMS-4.  It was this specific genetic group of patients that was targeted as potential responders to Miraxion, based upon clinical data from an earlier trial.

These preliminary findings are similar to the encouraging open label data seen at 24-months following the earlier 135 patient phase III trial.  The 24-month data was recently presented at the 11th International Congress of The Movement Disorders Society, Istanbul.

However, the viability of the program will remain uncertain until the full analysis of this complex data is complete.  Amarin continues to analyze and evaluate the full data from the two trials with the HSG, Euro HD and our advisors.  The Company also intends to pursue discussions with the U.S. Food and Drug Administration and European Agency for the Evaluation of Medical Products.  Further information should be forthcoming later this year, likely in the fourth quarter.

Miraxion was found to be safe and well tolerated by patients.

Cardiovascular disease

The clinical benefit of EPA-based drugs to treat cardiovascular disease is well recognized. A Japanese prescription drug, identical to Miraxion (ultra pure EPA), is approved and marketed for trygliceride lowering.  In the U.S., an EPA-based prescription drug is also approved and marketed for this indication.  In the most recent HD trials, Miraxion, as expected, was shown to lower tryglicerides in patients with elevated baseline levels.  Amarin is currently developing a cardiovascular strategy to capitalize on the known clinical benefits of EPA.  Further information will be disclosed in the fourth quarter.

Parkinson’s disease – Two programs

Oral apomorphine

Amarin’s novel, oral formulation of apomorphine for the treatment of “off” episodes in advanced Parkinson’s patients completed a second pharmacokinetic study in volunteers earlier this year.  This study compared the pharmacokinetic characteristics of four different formulations of oral apomorphine.  The lead formulation has now been selected for optimization and a final pharmacokinetic study in volunteers is planned for the fourth quarter. A Phase II study in Parkinson’s patients is expected to begin in early 2008.

Amarin’s novel, oral formulation provides rapid absorption of apomorphine directly into the bloodstream after sublingual (under the tongue) administration.  This novel formulation would offer patients an improved alternative to the currently available injectable formulation of apomorphine that can be associated with the formation of painful swellings at the site of administration.

Combinatorial lipid formulation of levodopa

Pre-clinical results from Amarin’s combinatorial-levodopa development program are encouraging.  Initial results show substantially increased brain levels of dopamine compared to control in pre-clinical models.  Additional pre-clinical studies are ongoing.  Clinical trials are planned to commence next year.  Levodopa is the “gold standard" for the alleviation of Parkinson's disease symptoms, accounting for 70% of the prescription market.

Epilepsy Seizures

In February, Amarin in-licensed the global rights to a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus (“SE”) and acute repetitive seizures (“ARS”).  Amarin’s nasal lorazepam will complete a pre-clinical pharmacokinetic study during the third quarter.  Subsequent refinement of the nasal formulation is expected to be conducted on completion of this study.   Clinical studies are planned to commence next year.

Intravenous lorazepam is a first line of treatment for SE and ARS in hospital emergency rooms in the United States.  A nasal lorazepam product for seizure emergencies in the out-patient setting would represent an important treatment alternative for epilepsy patients. Diazepam rectal gel is the only treatment currently approved by the U.S. Food and Drug Administration (“FDA”) for seizure emergencies in the out-patient setting.  Diazepam gel’s use is limited by its rectal route of administration. Consequently, an opportunity exists for the development of a product with a more convenient route of administration permitting broader out-patient treatment of SE and ARS in both children and adults.

Memory and Cognition

Amarin intends to commence a proof of concept study in humans with ultra-pure EPA in memory and cognition in the fourth quarter.  Data generated by the Institute of Neuroscience at Trinity College, Dublin, Ireland supports the use of ultra-pure EPA in pre-clinical models of memory and cognition.

Combinatorial Lipid Program

In addition to the targeted transport of levodopa to treat Parkinson’s patients discussed above, Amarin has several targeted transport projects under evaluation.   As these programs progress, further details will be disclosed.

Amarin’s targeted transport technology chemically conjugates bio-active lipids with either other lipids or existing drugs to improve bioavailability, blood brain barrier penetration and potentially increase efficacy, while reducing side effects. Each conjugate will be a new chemical entity (“NCE") with the potential for new intellectual property. The application of this platform is not limited to neurology, as it has applicability across a range of indications from cardiovascular to oncology.

FINANCIAL RESULTS

Three months ended June 30, 2007

For the quarter ended June 30, 2007, Amarin’s operating loss was $16.4 million, compared with an operating loss of $7.2 million for the same period in 2006.  The increase for the quarter is primarily due to the previously announced write off of the Miraxion intangible asset of $8.8 million (described further below), an increase in selling, general and administration costs of $0.9 million and a higher stock compensation charge of $0.6 million. These adverse variances were offset by a reduction in research and development expenditure of $0.9 million.

Research and development costs of $2.4 million reflect third party research contract costs, staff costs, preclinical study costs, clinical supplies and the costs of conducting clinical trials.  The decrease for the second quarter of $0.9 million from the comparative period of 2006 is primarily due to the completion of the two Phase III trials with Miraxion in Huntington’s disease.

Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and the business and corporate development costs of pursuing its growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities. Selling, general and administrative costs for the second quarter 2007 of $3.8 million increased by $0.9 million when compared to the same period in 2006. The increase is primarily due to increased personnel costs and the significant level of business development activity during the quarter.

Non-cash share based compensation expense increased $0.6 million to $1.5 million when compared to the same period in 2006. This increase was due to options granted since the end of the comparative period.

Impairment of intangible assets

As previously reported, intangible assets of $8.8 million were written off during the quarter.  While Miraxion may have potential value in Huntington’s disease, central nervous system disorders and other therapeutic indications, due to the six month trial results of the Phase III trials, it was deemed appropriate to write off the intangible asset, all of which relates to Miraxion.

Six months ended June 30, 2007

For the six-month period ended June 30, 2007, Amarin reported an operating loss of $26.1 million, compared with an operating loss of $13.8 million for the comparative period in 2006. The increase in operating loss over 2006 is mainly due to the $8.8 million impairment of intangible assets, an increase in share based compensation expenses of $1.4 million and increased selling, general and administration costs, primarily reflecting increased personnel costs and the significant level of business development activities to date this year.

Cash Position

At June 30, 2007, Amarin had cash of $27.6 million compared to $29.0 million at March 31, 2007.  During the quarter, Amarin raised gross proceeds of $3.7 million of which $0.7 million was invested by directors and officers of the Company.  In June 2007, Amarin entered into an equity line of credit agreement that provides Amarin with the option to draw down up to a total of $15.0 million of additional equity funding from time to time. The net decrease in cash balances is due to operating cash outflows during the period.

Amarin has no debt other than working capital liabilities. Amarin forecasts having sufficient cash to fund its operations through August 2008.

At June 30, 2007, Amarin had 97.8 million ordinary shares in issue and options and warrants outstanding to purchase 21.3 million shares.

CONFERENCE CALL

Amarin management will host a conference call to discuss these results at 8:30 a.m., Eastern Daylight Time, 1:30 p.m., Greenwich Mean Time, today, August 1, 2007. To participate in the call, please dial (800) 968 7995 (toll free) in the US or +1 (706) 679 8403 (toll) elsewhere. The conference ID is 10049924. A telephone replay will be available shortly after the conference call through 12:00 Midnight, Eastern Daylight Time, on Monday, October 1, 2007, via the link on the company’s website at www.amarincorp.com or by dialling (800) 642 1687 (tollfree) in the US or +1 (706) 645 9291 (toll) elsewhere, and entering the access code 10049924.  In addition, the call will also be webcast live and a link will be on the company's website at www.amarincorp.com.  Information on the company’s website is not part of this press release.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes, in addition to Miraxion for several therapeutic indications, four other key development programs in Parkinson’s disease, epilepsy seizures, memory and cognition and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the US on the Nasdaq Capital Market (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Anne Marie Fields
Bruce Voss	+1 310 691 7100

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Sarah Daly

Broker:
Davy
Fergal Meehan	+353 (0) 1 679 6363

Disclosure Notice:

The information contained in this document is as of August 1, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not be able to achieve compliance with the Nasdaq minimum bid price and/or other continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Amarin Corporation plc
Period Ended 30 JUNE 2007 Selected Data (IFRS - UNAUDITED)

	Three months ended 30 June		Six months ended 30 June
	2007	2006	2007	2006
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenue	-	-	-	-

Gross profit	-	-	-	-

Operating expenses:
Research and development	2,409	3,341	6,787	6,132
Selling, General & Administrative	3,779	2,861	7,775	6,159
Amortisation of intangible assets	-	168	169	337
Impairment of intangible fixed assets(non-cash)	8,784	-	8,784	-
Share-based compensation(non-cash)	1,465	817	2,595	1,166

Operating expenses	16,437	7,187	26,110	13,794

Total research & development	2,756	3,611	7,373	6,517
Total selling, general & administrative	13,681	3,576	18,737	7,277
Total operating expenses	16,437	7,187	26,110	13,794

Total operating (loss)	(16,437)	(7,187)	(26,110)	(13,794)

Finance income	648	935	1,200	972
Finance expense	-	(6)	-	(2,826)
(Loss) before taxes	(15,789)	(6,258)	(24,910)	(15,648)

Income tax credit	169	163	486	553

Net (loss) for the period	(15,620)	(6,095)	(24,424)	(15,095)

Weighted average shares - basic	92,948	81,202	91,723	79,763
(Loss)/income per share:
Basic	(0.17)	(0.08)	(0.27)	(0.19)
Diluted	(0.17)	(0.08)	(0.27)	(0.19)

Amarin Corporation plc
Period Ended 30 JUNE 2007 Selected Data (IFRS - UNAUDITED)
	As at 30 June	As at 31 March	As at 31 Dec
	2007	2007	2006
	$’000	$’000	$’000
1. Selected Balance Sheet Data
Assets
Non-current assets
Property, plant and equipment	643	632	314
Intangible fixed assets	-	9,480	9,636
Available for sale investment	24	20	18
	667	10,132	9,968
Current assets
Income tax recoverable	1,363	1,169	1,617
Other current assets	1,434	1,216	1,172
Cash	27,610	28,969	36,802
Total current assets	30,407	31,354	39,591

Total assets	31,074	41,486	49,559

Liabilities
Non-current liabilities
Provisions	-	81	119
Other liabilities	92	99	116
Total non-current liabilities	92	180	235

Current liabilities
Trade payables	2,324	1,435	2,096
Accrued expenses & other liabilities	7,919	8,767	8,660
Total current liabilities	10,243	10,202	10,756

Total liabilities	10,335	10,382	10,991

Equity
Capital and reserves attributable to equity holders
Share capital	8,691	7,991	7,990
Other reserves	12,048	23,113	30,578

Total shareholders' equity and liabilities	31,074	41,486	49,559

2. The selected financial data set out in this press release should be read in conjunction with our 2006 20-F which was filed with the SEC on March 5, 2007 and our 2006 Statutory Annual Report (including risk factors described therein) which was furnished on a Form 6-K to the SEC on May 9, 2007 and our IFRS transition document also furnished on a Form 6-K to the SEC on May 9, 2007.

3. Loss per share
Basic loss per share is calculated by dividing the net loss by the weighted average number of shares in issue in the period. The Company reported a net loss in the three months ended June 30, 2006 and 2007. As a result the loss per share is not reduced by dilution from outstanding options and warrants.

4. Intangible assets
As previously reported, on April 24, 2007 Amarin announced results from its Phase III clinical trials which showed no statistically significant difference between Miraxion and placebo with regard to primary and secondary endpoints. While Miraxion may have potential value in central nervous system disorders and other therapeutic indications, due to the 6-month results of the Phase III trials, it was deemed appropriate to write off the intangible asset, all of which relates to Miraxion. This non-cash write off occured in April 2007 and increased the net loss and reduced net assets of the group by $8.8 million and $9.5 million respectively.